

July 23, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (949) 809-4357

Mr. Robert E. Sulentic, Chief Financial Officer
CB Richard Ellis Group, Inc.
1150 Santa Monica Boulevard, Suite 1600
Los Angeles, CA   90025

RE: CB Richard Ellis Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2008

Dear Mr. Sulentic:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief